April 20, 2015

To Whom It May Concern:

The firm of Kyle L. Tingle, CPA, LLC consents to the inclusion of his report dated March 25, 2014 accompanying the audited financial statements of Conversation Institute, Inc. as of December 31, 2014, in the Form S-1, with the U.S. Securities and Exchange Commission, and to our reference to the Firm under the caption “Experts” in the Form.

Very truly yours,

Kyle L. Tingle

Kyle L. Tingle, CPA, LLC